News
Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
May 6, 2019

Manulife Financial Corporation announces Conversion Privilege of Non-cumulative Rate Reset Class 1 Shares Series 15
TORONTO – Manulife Financial Corporation (“Manulife”) today announced that it does not intend to exercise its right to redeem all or any of its currently outstanding 8,000,000 Non-cumulative Rate Reset Class 1 Shares Series 15 (the “Series 15 Preferred Shares”) (TSX: MFC.PR.L) on June 19, 2019. As a result, subject to certain conditions described in the prospectus supplement dated February 18, 2014 relating to the issuance of the Series 15 Preferred Shares (the “Prospectus”), the holders of the Series 15 Preferred Shares have the right, at their option, to convert all or part of their Series 15 Preferred Shares on a one-for-one basis into Non-cumulative Floating Rate Class 1 Shares Series 16 of Manulife (the “Series 16 Preferred Shares") on June 19, 2019. A formal notice of the right to convert Series 15 Preferred Shares into Series 16 Preferred Shares will be sent to the registered holders of the Series 15 Preferred Shares in accordance with the share conditions of the Series 15 Preferred Shares. Holders of Series 15 Preferred Shares are not required to elect to convert all or any part of their Series 15 Preferred Shares into Series 16 Preferred Shares. Holders who do not exercise their right to convert their Series 15 Preferred Shares into Series 16 Preferred Shares on such date will retain their Series 15 Preferred Shares, unless automatically converted in accordance with the conditions below.
The foregoing conversion right is subject to the conditions that: (i) if, after June 4, 2019, Manulife determines that there would be less than 1,000,000 Series 15 Preferred Shares outstanding on June 19, 2019, then all remaining Series 15 Preferred Shares will automatically be converted into an equal number of Series 16 Preferred Shares on June 19, 2019, and (ii) alternatively, if, after June 4, 2019, Manulife determines that there would be less than 1,000,000 Series 16 Preferred Shares outstanding on June 19, 2019, then no Series 15 Preferred Shares will be converted into Series 16 Preferred Shares. In either case, Manulife will give written notice to that effect to any registered holders of Series 15 Preferred Shares affected by the preceding minimums on or before June 11, 2019.
The dividend rate applicable to the Series 15 Preferred Shares for the 5-year period commencing on June 20, 2019, and ending on June 19, 2024, and the dividend rate applicable to the Series 16 Preferred Shares for the 3-month period commencing on June 20, 2019, and ending on September 19, 2019, will be determined and announced by way of a news release on May 21, 2019. Manulife will also give written notice of these dividend rates to the registered holders of Series 15 Preferred Shares.
Beneficial owners of Series 15 Preferred Shares who wish to exercise their right of conversion should instruct their broker or other nominee to exercise such right before 5:00 p.m. (Toronto time) on June 4, 2019. Conversion inquiries should be directed to Manulife’s Registrar and Transfer Agent, AST Trust Company (Canada), at 1-800-783-9495.
Subject to certain conditions described in the Prospectus, Manulife may redeem the Series 15 Preferred Shares, in whole or in part, on June 19, 2024 and on June 19 every five years thereafter and may redeem the Series 16 Preferred Shares, in whole or in part, after June 19, 2019.
The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 16 Preferred Shares effective upon conversion. Listing of the Series 16 Preferred Shares is subject to Manulife fulfilling all the listing requirements of the TSX and, upon approval, the Series 16 Preferred Shares will be listed on the TSX under the trading symbol “MFC.PR.S”.

The Series 15 Preferred Shares and the Series 16 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. We operate primarily as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2018, we had more than 34,000 employees, over 82,000 agents, and thousands of distribution partners, serving almost 28 million customers. As of March 31, 2019, we had over $1.1 trillion (US$849 billion) in assets under management and administration, and in the previous 12 months we made $29.4 billion in payments to our customers. Our principal operations in Asia, Canada and the United States are where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact Brooke Tucker-Reid Manulife 416-527-9601 Brooke_Tucker-Reid@manulife.com	Investor Relations Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com